CONTANGO OIL & GAS COMPANY

717 Texas Ave., Suite 2900

Houston, Texas 77002

(713) 236-7400

October 22, 2015

VIA EDGAR

Mr. Brad Skinner

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:Contango Oil & Gas Company

Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 3, 2015
File No. 1-16317

Ladies and Gentlemen:

Set forth below are the responses of Contango Oil & Gas Company (the “Company”,  “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2015, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 1-16317, filed with the Commission on March 3, 2015 (the “2014 Annual Report”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  All references to page numbers and captions correspond to the Annual Report unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business, page 1

Properties, page 35

Proved Undeveloped Reserves, page 40

1.Please expand the disclosure relating to the conversion of your proved undeveloped reserves to provide the dollar amounts of capital expenditures made during the year to convert proved undeveloped reserves to proved developed reserves. Refer to Item 1203(c) of Regulation S-K.

Securities and Exchange Commission

October 22, 2015

RESPONSE:

During 2014, we expended approximately $26 million, which was 21% of our drilling capital expenditures, in connection with converting proved undeveloped reserves (“PUDs”) disclosed as of December 31, 2013. We note that the 2014 Annual Report beginning on page 40 included disclosure regarding our estimates of the amount of capital necessary to develop our PUDs at December 31, 2014. We acknowledge the Staff’s comment and intend in future filings of our Annual Report on Form 10-K to more explicitly disclose the amount of capital expenditures made during the year to convert PUDs reported as of the prior year-end.

2.Disclosure provided in Form 10-K for the fiscal years ending December 31, 2013 and 2014 indicates that you only converted 2.1 Bcfe and 1.6 Bcfe of net proved undeveloped reserves to developed status, respectively. You also disclose on page 7 that your 2015 capital expenditure budget of approximately $50.6 million represents a decrease of over 73% compared to 2014 and on page 2 that your “priorities for 2015 will be to limit drilling until commodity prices improve and/or service costs decline.”

Please tell us how you have taken into consideration your low historical conversion and proposed reduction in 2015 capital budget in adopting a development plan that results in the conversion of the 66.5 Bcfe of proved undeveloped reserves as of December 31, 2014 within five years of initial disclosure of such reserves. Refer to Item 1203(d) of Regulation S-K and the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) in Regulation S-X. Also refer the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

RESPONSE:

The Company acquired Crimson Exploration Inc. (“Crimson”) pursuant to a merger on October 1, 2013.  In its Annual Report on Form 10-K/A for the year ended December 31, 2013 (the “2013 Annual Report”) the Company reported 2.1 Bcfe of net proved undeveloped reserves converted to developed status.  This 2.1 Bcfe represents the PUDs converted only in the fourth quarter of 2013.  Crimson, prior to October 1, 2013, had converted 4.3 Bcfe of PUDs to developed status.  For the calendar year 2013 the total Crimson PUDs converted to developed status was 6.4 Bcfe. There was one legacy Contango PUD property as of the merger date and that PUD was attributable to a potential acceleration well contemplated during a higher commodity price environment. The Contango PUD was subsequently written off in the fourth quarter of 2013 as plans to drill this well  were changed as the forecasted economics of drilling an acceleration well declined.

In the 2014 Annual Report on page 40, the Proved Undeveloped Reserves table shows 1.6 Bcfe of PUDs converted to proved developed status.  In reviewing the support for this number we found that there was a classification error between categories which understated our

Securities and Exchange Commission

October 22, 2015

PUD conversion rate by approximately 7.2 Bcfe.  A reclassification of 7.2 Bcfe to decrease revisions of previous estimates, with a corresponding increase to conversion to proved developed status, would correct the table to show 8.8 Bcfe of PUD conversion.

As clarified in the foregoing discussion, the Company has a higher actual historical PUD conversion rate than is currently reflected in the 2014 Annual Report. We do not believe that the reclassification mentioned above warrants an amendment to the 2014 Annual Report since the undeveloped reserve balance beginning and ending in the respective years is correct. In light of the continued low commodity price environment, we plan to add more discussion regarding future PUD conversion in our 2015 Annual Report on Form 10-K.

Glossary of Selected Terms, page 70

3.Your definitions relating to proved developed and proved undeveloped reserves appear to predate the current definitions in Rule 4-10(a) of Regulation S-X. Please revise your disclosure to conform to the current definitions in Rule 4-10(a)(6), (a)(22) and (a)(31) of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and note that the correct definitions are provided in the reserve report of Netherland Sewell & Associates, Inc. filed as Exhibit 99.2 to the 2014 Annual Report. In future filings of our Annual Reports on Form 10-K, if such definitions are included in such reports, we intend to conform such definitions relating to proved developed and proved undeveloped reserves to the current definitions in Rule 4-10(a)(6), (a)(22) and (a)(31) of Regulation S-X.

Notes to Consolidated Statements

Supplemental Oil and Gas Disclosures (Unaudited), page F-38

Natural Gas and Oil Reserves, page F-38

4.Please expand your disclosure of the changes in net quantities of proved reserves provided on page F-39 to include an appropriate explanation of the significant changes relating to extensions and discoveries for the periods ending December 31, 2013 and 2014 to comply with FASB ASC 932-235-50-5.

Note that this comment also applies to the disclosure of the changes in net quantities of proved reserves attributable to your investment in Exaro provided on page F-40 and the changes relating to extensions and discoveries for each of the periods presented and relating to revisions of previous estimates for the periods ending December 31, 2013 and 2014.

Securities and Exchange Commission

October 22, 2015

RESPONSE:

In the Company’s Supplemental Oil and Gas Disclosures, we provided additional information that we believed to be of significance to investors, noting the effect of the merger with Crimson and negative revisions relating to some of our offshore fields. The extensions and discoveries in question for 2013 and 2014 were approximately 10% of the previous years’ total proved reserves, and we believed these were not sufficiently material to warrant further comment.  These extensions and discoveries were positive in 2013 and 2014 and were primarily related to our continued drilling activity on our existing properties in the Southeast Texas (Woodbine) and South Texas (Buda) areas which is discussed beginning on page 4 in the Annual Report under “Item 1 – Business, Properties. In future Annual Reports on Form 10-K, we will include descriptions of significant changes relating to extensions and discoveries in the unaudited Supplemental Oil and Gas Disclosures provided with the financial statements to the extent such disclosure would be material to an investor’s understanding of the Company.

Exaro Energy III, LLC (“Exaro”) is a private company in which we own a 37% equity interest. We do not control Exaro or manage any of the operations of Exaro. In 2014, for the first year in the three years covered by the 2014 Annual Report, the value of our investment in Exaro, met the significance thresholds under Regulation S-X Rule 3-09, requiring us to file separate annual financial statements of Exaro with our 2014 Annual Report.  While we  do not control Exaro and are not in a contractual position to cause Exaro to modify its financial statements, we believe that an investor can ascertain from the discussion of Exaro’s operations under “Item 1. Business—Properties—Onshore Investments—Jonah Field—Sublette County, Wyoming” in the 2013 Annual Report and the 2014 Annual Report, that extensions and discoveries increased as the number of wells drilled and producing increased each year from Exaro’s inception of operations in 2012 through 2014. In future Annual Reports on Form 10-K, in the event that financial statements of Exaro are required to be filed pursuant to Regulation S-X Rule 3-09, we will request that Exaro include a narrative description of reasons for revisions and extensions of Exaro’s proved reserves through the past year to the extent such revisions and extensions are material to the Company.

Exhibit 99.1

5.The reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain a revised report to address the following information in order to satisfy your filing obligations.

•	The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).
•

The proportion of the registrant’s total reserves covered by the report (Item 1202(a)(8)(iii) and the percentage of the registrant’s total reserves reviewed in connection with the preparation of the report (Item 1202(a)(8)(iv)).

Securities and Exchange Commission

October 22, 2015

•	A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).
•	A statement that the third party has used all methods and procedures as it considered necessary under the circumstance to prepare the report (Item 1202(a)(8)(viii)).

6.As part of the revised report, please provide the qualifications of the primary person responsible for overseeing the preparation of the reserves estimates. Refer to Item 1202(a)(7) of Regulation S-K.

7.Please tell us, and if true, expand the disclosure in the revised report to clarify the extent to which the salvage value for the lease and well equipment and the cost of abandoning the properties have been included. Refer to Item 1202(a)(8)(iv) of Regulation S-K.

8.The reserve report refers to additional information contained in Appendix A, Tables 3 through 24 and 25 that are not included as attachments to Exhibit 99.1. Please obtain and file a revised report to include the referenced attachments as supplemental information. Alternatively, remove these references if you do not intend to include this supplemental information in Exhibit 99.1.

RESPONSE TO COMMENTS 5 THROUGH 8:

William M. Cobb & Associates, Inc. has informed us that they intend to deliver a revised form of summary report of proved reserves as of December 31, 2014 addressing the foregoing comments substantially in the form of the draft provided to the Staff as a supplement. Following completion of this review, the Company proposes to file the revised summary reserve report as an exhibit to the 2014 Annual Report by amendment.

Exhibit 99.3

9.The reserve report does not include certain disclosures required by Item 1202(a)(8) of Regulation S-K. Please obtain a revised report to address the following information in order to satisfy your filing obligations.

•	The purpose for which the report was prepared (e.g. for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (SEC) (Item 1202(a)(8)(i)).
•	The date on which the report was completed (Item 1202(a)(8)(ii)).
•

The proportion of the registrant’s total reserves covered by the report (Item 1202(a)(8)(iii) and the percentage of the registrant’s total reserves reviewed in connection with the preparation of the report (Item 1202(a)(8)(iv)).

Securities and Exchange Commission

October 22, 2015

•	A statement that the assumptions, data, methods, and procedures are appropriate for the purpose served by the report (Item 1202(a)(8)(iv)).
•	The average realized prices by product for the reserves included in the report as part of the discussion of primary economic assumptions (Item 1202(a)(8)(v)).
•	A statement that the third party has used all methods and procedures as it considered necessary under the circumstance to prepare the report (Item 1202(a)(8)(viii))

RESPONSE:

W.D. Von Gonten and Company has informed us that that they intend to deliver a revised form of summary report of proved reserves as of December 31, 2014 addressing the foregoing comments substantially in the form of the draft provided to the Staff as a supplement.  Following completion of this review, the Company proposes to file the revised summary reserve report as an exhibit to the 2014 Annual Report by amendment.

*****

Securities and Exchange Commission

October 22, 2015

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

CONTANGO OIL & GAS COMPANY

By:/s/ E. JOSEPH GRADY                           .

Name:E. Joseph Grady

Title:Senior Vice President and Chief Financial Officer

Enclosures

cc:John Hodgin (Securities and Exchange Commission)

John A. Thomas (Contango Oil & Gas Company)

James M. Prince (Vinson & Elkins L.L.P.)

William M. Cobb & Associates, Inc.

Worldwide Petroleum Consultants

12770 Coit Road, Suite 907(972) 385-0354

Dallas, TexasFax: (972) 788-5165

E-Mail: office@wmcobb.com

October 2, 2015

Mr. Steve Mengle

Contango Oil & Gas Company

717 Texas Avenue, Suite 2900

Houston, TX  77002

Dear Mr. Mengle:

In accordance with your request, William M. Cobb & Associates, Inc. (Cobb & Associates) has estimated the proved reserves and future income as of January 1, 2015, attributable to the interest of Contango Oil & Gas Company and its subsidiaries (Contango) in certain oil and gas properties located in state and federal waters of the Gulf of Mexico and onshore in Mississippi.  This report was initially completed on January 15, 2015 and is being amended on October 2, 2015.

Table 1 summarizes our estimate of the proved oil and gas reserves and their pre-federal income tax value undiscounted and discounted at ten percent.  Due to operational updates and the removal of a proved undeveloped (PUD) acceleration case from the 2013 year-end report, all reserves in this report are now proved producing (PDP).  Values shown are determined utilizing constant oil and gas prices and well operating expenses.  The discounted present worth of future income values shown in Table 1 are not intended to necessarily represent an estimate of fair market value. These estimates were prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Certification Topic 932, Extraction Activities – Oil and Gas.

TABLE 1

CONTANGO - NET RESERVES AND VALUE

AS OF JANUARY 1, 2015

CONSTANT SEC OIL AND GAS PRICES

				Future Net Pre-Tax Income – M$
Reserve Category	Net Gas (MMCF)	Net NGL (MBBL)	Net Oil (MBBL)	Undiscounted	Discounted at 10%
Proved
Producing	115,612	3,621	1,112	617,664	451,676
Total Proved	115,612	3,621	1,112	617,664	451,676

Mr. Steve Mengle

October 2, 2015

Total proved reserves as of January 1, 2015 are 144,010 MMCFE.  This amount is calculated using a six MCF per barrel ratio applied to condensate and NGL volumes.

Oil and NGL volumes are expressed in thousands of stock tank barrels (MBBL).  A stock tank barrel is equivalent to 42 United States gallons.  Gas volumes are expressed in millions of standard cubic feet (MMCF) as determined at 60o Fahrenheit and the legal pressure base for the specific location of the gas reserves.

Our report, which was prepared for Contango’s use in filing with the SEC and was initially filed with Contango’s Form 10-K for fiscal year ended December 31, 2014 (the “Form 10-K”), covers 144,010 MMCFE, or 52.3 percent of the total reserves presented in Contango’s Form 10-K.  This amended report was prepared for Contango’s use in filing with the SEC and is being filed with Contango’s Form 10-K/A for the fiscal year ended December 31, 2014.  We have used all assumptions, data, methods, and procedures considered necessary and appropriate to prepare this report.

DISCUSSION

Eugene Island 10

Eugene Island 10 is located in federal and state waters of the Gulf of Mexico, at a water depth of approximately 13 feet.  Production is primarily from a single CibOp sand, the JRM-1 sand, at a depth of approximately 15,000 feet.  The field was discovered in September, 2006 by the Contango Operators Dutch 1 well.  Contango has since drilled four more wells, the Dutch 2, 3, 4 and 5, on Federal acreage.

Contango’s Louisiana State leases in this field are referred to as the Mary Rose prospect.  Five Mary Rose wells have been drilled to date.  Four Mary Rose wells, numbers 1 through 4, produce from the main CibOp sand.  The Mary Rose 5 well produces from a separate, and much smaller, CibOp reservoir.

All wells now produce to the Contango ‘H’ platform located in Eugene Island Block 11.  The
Dutch 1, 2, and 3 wells previously produced to the Chevron EI-24 platform but were switched to the Contango ‘H’ platform in 2013.

Proved reserves for the Eugene Island 10 main CibOp sand are based on a field-wide P/Z performance plot, supplemented by volumetric calculations of original-gas-in-place (OGIP) using all available well log data coupled with 3D seismic data.  The reservoir has been effectively drilled to the lowest structural datum and no significant aquifer has been found.  Performance to date indicates a depletion drive system.  In 2014, compression was installed on the ‘H’ platform and the Mary Rose wells now send their gas through it.  Compression is expected to be initiated on the Dutch wells as needed.  Delivery pressures with compression will be initially lowered to 700 psi, eventually going to 200 psi.  There is no remaining capital and start up costs for compression on the ‘H’ platform.  Compression fuel charges are calculated based on a conservative historical operating volume of 950 MCFPD.  The fuel volume is allocated annually to each well based on its proportion of projected gas production to the field total.  The allocated volume is then multiplied by the well’s revenue interest and the SEC gas price, adjusted for pricing differential, to determine the annual fuel charges.

Mr. Steve Mengle

October 2, 2015

In the 2013 year-end report, Contango had scheduled the Dutch 6 well as a PUD acceleration well in the main CibOp reservoir.  This PUD provided significant acceleration benefits but minimal incremental reserves.  Contango now believes that it is unlikely that the Dutch 6 well will be drilled, so it has been removed from this report.

Contango’s working interest ownership is approximately 55 percent in the Dutch wells and 53 percent in the Mary Rose 1 through 3 wells.  The Contango working interest in the Mary Rose 4 and 5 wells is approximately 35 and 38 percent, respectively.  Based on future net income, discounted at ten percent (PV10), approximately 92.3 percent of the Contango proved reserve value is attributable to the Eugene Island 10 wells.

Two wells on the State acreage originally produced from gas reservoirs separate from the main CibOp reservoir.  The Eloise 3 well produced and depleted a lower RobL sand and was recompleted to an isolated CibOp sand during the last quarter of 2011.  This stray CibOp producer, now called the Mary Rose 5, began producing in January 2012.  The Eloise 5 well has also produced and depleted a lower RobL sand and was recompleted to the main CibOp reservoir mid-year 2011.  The Eloise 5 was renamed the Dutch 5 well and began producing from the main CibOp reservoir in July 2011.

Ship Shoal 263

Contango drilled the Ship Shoal 263 B-1 well in 2009 and completed the well for production in a gas sand at 15,850 feet.  The well began producing on June 30, 2010 and has produced approximately
8.7 BCF of gas and 556 MBBL of condensate to date.  The well is currently producing at a rate of about 400 MCF per day with 26 barrels of condensate.  The remaining reserves for Ship Shoal 263 were determined using decline curve analysis.

Vermilion 170

Contango drilled the OCS-G-33596 #1 in March of 2011 and successfully completed the well in the Big A sand at a depth of approximately 13,800 feet.  Production started in September 2011 upon installation of a production platform in 87 feet of water.  Current production rates are 10.1 MMCF per day with 135 barrels of condensate.  Cumulative production to date is approximately 14.7 BCF of gas and 379 MBBL of condensate.  Proved producing reserves, which include benefits of recently installed compression, are based on a reservoir simulation model history matched to actual production and pressure performance.

South Timbalier 17-1

In mid to late 2013, Contango drilled and tested a well on its South Timbalier 17 lease.  The South Timbalier 17-1 was drilled to a total measured depth of 11,432 feet, and was completed in a sand from 11,174 - 11,200 feet.  The well tested in September of 2013 at a rate of 12.7 MMCF per day, but required facilities to be brought to normal production.  Facilities were installed in 2014 and the well commenced production in July of 2014, with peak daily rates of 15.0 MMCF per day with 166 BBL of condensate.  Current production rates are 8.3 MMCF per day with 42 barrels of condensate.  Cumulative production to date is approximately 1.8 BCF of gas and 15 MBBL of condensate.  Proved reserves included in this report are based on volumetric calculations to lowest known gas (LKG) in the 17-1 wellbore.

Mr. Steve Mengle

October 2, 2015

Tuscaloosa Marine Shale Wells

Contango owns a working interest in four Tuscaloosa Marine Shale (TMS) wells drilled from 2012 to 2014, which are operated by Goodrich Petroleum.  The wells are located in Wilkinson and Amite Counties, Mississippi, and they produce from the Cretaceous aged TMS at a true vertical depth of approximately 12,000 feet.  The wells were drilled horizontally with variable lateral lengths that average approximately 6,000’.  The wells were hydraulically fracture stimulated to increase well deliverability.  Peak oil rates for the wells ranged from 6,872 - 26,632 BBL of oil per month, and averaged 17,808 BBL of oil per month.  The wells are on hydraulic pump and in November of 2014, they produced at a combined rate of approximately 854 BBL of oil per day with 678 MCF of solution gas per day.  The wells have a combined cumulative recovery through November 2014 of approximately 337 MBBL of oil and 215 MMCF of solution gas.  Currently, only the first well drilled is selling gas volumes to market.  The Crosby Minerals 12-1 has a high gas shrink value due to lease fuel and NGL processing shrinkage, but it has a very favorable differential due to the NGL content in the gas.

OIL AND GAS PRICING

Projections of proved reserves contained in this report utilize constant product prices of $4.30 per MMBTU of gas and $94.99 per barrel of oil.  These are the average first-of-month prices for the prior 12-month period for Henry Hub gas and West Texas Intermediate (WTI) oil.  Appropriate oil and gas pricing differentials, residue gas shrink, NGL yields, and NGL pricing as a fraction of WTI were calculated for each field.  Table 2 summarizes these values.

TABLE 2

CONTANGO – PRODUCT PRICE DIFFERENTIALS

AND NGL YIELD BY FIELD

	Oil/Cond	Residue Gas	Residue Gas	NGL	NGL
	Differential	Differential	Fraction after	Yield	Fraction of
Field	($/BBL)	($/MMBTU)	Fuel & NGL	(B/MM)	WTI Price
Eugene Island 10	-2.430	0.271	0.8936	28.163	0.389
Ship Shoal 263	0.585	0.251	0.9967	19.588	0.541
Vermilion 170	3.351	-0.503	0.8849	29.420	0.376
South Timbalier 17-1	-1.394	-0.403	1.0000	0.000	0.000
Crosby Minerals 12-1*	2.554	10.511	0.1020	0.000	0.000
Avg of other TMS Wells	2.587	0.000	0.0000	0.000	0.000

*The Crosby Minerals 12-1 NGL value is included in the gas differential.

OPERATING COSTS

Future operating costs for each of the Contango wells are held constant at current values for the life of the property.  Following is a brief description of the gross operating cost projections for each of the Contango properties:

Mr. Steve Mengle

October 2, 2015

For the 12 months of lease operating expense (LOE) data analyzed, the Dutch and Mary Rose ‘H’ platform had an average monthly operating cost of $930,999, or $103,444 per producing well.  For compression, there is a yearly operating expense of $542,800 which is escalated at 3.5 percent per year, in accordance with a contract.

For wells producing to the ‘H’ platform, certain transportation and processing fees are applied.  Transportation and processing fees of $0.238 per net barrel of oil and $2.344 per net barrel of NGL were scheduled. A gas processing fee of $0.054 per net produced MCF was also scheduled.  For compression, a daily gross fuel volume of 950 MCF is charged at the prevailing gas price, with the gas differential applied.

For Ship Shoal 263, a fixed operating cost of $121,350 per month was scheduled based on historical data provided by Contango.  Variable costs were also scheduled as follows:  $0.141 per net MCF of produced gas, $7.129 per net barrel of oil, and $1.811 per net barrel of NGL.

For Vermilion 170, operating costs were determined using the available historical expense data provided by Contango.  A fixed monthly operating cost of $158,185 was scheduled.  Variable costs of $0.115 per net MCF of produced gas, $1.462 per net barrel of oil, and $1.983 per net barrel of NGL were scheduled.

For the recently completed South Timbalier 17-1, only four months of expense data were available, and the data did not include production and handling fees (PHA).  Based on the available data, a fixed monthly operating cost of $21,593 was scheduled with additional PHA fees of $0.25 per MCF of produced gas, $1.75 per barrel of oil, and $1.75 per barrel of water.  The total projected gross LOE for 2015 is estimated to be $63,652 per month, compared with the 2013 year-end report assumption of $75,000 per month.  In addition to the PHA fees, product transportation and processing fees of
$0.068 per net MCF of produced gas and $9.102 per net barrel oil were scheduled.

Three of the four TMS wells had sufficient expense history to estimate LOE.  The Crosby
Minerals 12-1, Foster Creek 20-7, and Huff 18-7 had fixed operating costs of $39,093, $32,117, and $23,982 per month, respectively.  The Foster Creek 24-13 received the average LOE from the other three wells of $31,731 per month.  There were no variable costs as all costs were considered fixed; additional history may allow for some fixed costs to be moved to variable.

CAPITAL COSTS

All of the Contango properties are classified as PDP.  Therefore, no development costs are required.  However, abandonment costs, as provided by Contango, have been scheduled.  Platform abandonment costs are net of anticipated salvage value.  No salvage value for the individual wells has been considered.

PRofessional Guidelines

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years, from known reservoirs under expected economic and operating conditions.  Reserves

Mr. Steve Mengle

October 2, 2015

are considered proved if economic productivity is supported by either actual production or conclusive formation tests.

Probable reserves are those additional reserves which analysis of geoscience and engineering data indicate are less likely to be recovered than proved reserves, but more certain to be recovered than possible reserves.  Possible reserves are those additional reserves which analysis of geoscience and engineering data suggest are less likely to be recoverable than probable reserves.

The reserve definitions used by Cobb & Associates are consistent with definitions set forth in the PRMS and approved by the Society of Petroleum Engineers and other professional organizations.

The reserves included in this report are estimates only and should not be construed as being exact quantities.  Governmental policies, uncertainties of supply and demand, the prices actually received for the reserves, and the costs incurred in recovering such reserves, may vary from the price and cost assumptions in this report.  Estimated reserves using price escalations may vary from values obtained using constant price scenarios.  In any case, estimates of reserves, resources, and revenues may increase or decrease as a result of future operations.

Cobb & Associates has not examined titles to the appraised properties nor has the actual degree of interest owned been independently confirmed.  The data used in this evaluation were obtained from Contango Oil & Gas Company and the non-confidential files of Cobb & Associates and were considered accurate.

We have not made a field examination of the Contango properties, therefore, operating ability and condition of the production equipment have not been considered.  Also, environmental liabilities, if any, caused by Contango or any other operator have not been considered, nor has the cost to restore the property to acceptable conditions, as may be required by regulation, been taken into account.

In evaluating available information concerning this appraisal, Cobb & Associates has excluded from its consideration all matters as to which legal or accounting interpretation, rather than engineering, may be controlling.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering data and conclusions necessarily represent only informed professional judgments.

William M. Cobb & Associates, Inc. is an independent consulting firm founded in 1983.  Its compensation is not contingent on the results obtained or reported.  This report was prepared by associates of the firm who are licensed professional engineers with thirteen to forty years of experience in the estimation, assessment, and evaluation of oil and gas reserves. Frank J. Marek, a Registered Texas Professional Engineer and President of William M. Cobb & Associates, Inc., is primarily responsible for overseeing the preparation of the reserve report.  His professional qualifications meet or exceed the qualifications of reserve estimators set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers.  His qualifications include: Bachelor’s of Science degree in Petroleum Engineering from Texas A&M University 1977; member of the Society of Petroleum Engineers; member of the Society of Petroleum Evaluation Engineers; and 38 years of experience in estimating and evaluating reserve information and estimating and evaluating reserves.

Mr. Steve Mengle

October 2, 2015

Cobb & Associates appreciates the opportunity to be of service to you.  If you have any questions regarding this report, please do not hesitate to contact us.

Sincerely,

WILLIAM M. COBB & ASSOCIATES, INC.
Texas Registered Engineering Firm F-84

STATE OF TEXAS
FRANK J. MAREK
52939
REGISTERED
PROFESSIONAL ENGINEER

Frank J. Marek, P.E.
President

BP:ar

October 19, 2015

Mr. Steve Mengle

Senior Vice President of Engineering

Contango Oil & Gas Company

717 Texas Ave, Ste. 2900

Houston, Texas 77002

        Re:  Engineering Evaluation

          Estimate of Reserves & Revenues

          SEC Year End 2014 Pricing

        “As of” January 1, 2015

Dear Mr. Mengle:

At your request, W.D. Von Gonten & Co. has estimated future reserves and projected net revenues attributable to certain oil and gas interests currently owned by Exaro Energy III, LLC (Exaro).  Contango Oil & Gas Company (Contango) owns a portion of Exaro’s interest in these oil and gas assets and does not consolidate the reserves listed below with their own. This report was initially completed on January 28, 2015 and is being amended on October 19, 2015. The properties represented herein are located in the Jonah field of Sublette County, Wyoming.  A summary of the discounted future net revenue attributable to 100% of Exaro’s net Proven oil and gas reserves, “As of” January 1, 2015, is as follows:

	Net to Exaro Energy III, LLC
SEC Year End 2014 Pricing	Proved Dev. Producing			Proved Dev. Non Producing			Proved Undeveloped		Total
	New Wells	Old Wells	Total	New Wells	Old Wells	Total	New Wells	Total	Proved

Reserve Estimates
Oil/Cond., Mbbl	629.3	780.2	1,409.6	20.4	3.6	24.1	708.4	708.4	2,142.1
Gas, MMcf	43,684.9	76,355.0	120,039.9	1,784.3	402.7	2,186.9	54,941.2	54,941.2	177,168.0
Gas Equivalent, MMcfe	47,460.9	81,036.5	128,497.4	1,906.8	424.5	2,331.2	59,191.7	59,191.7	190,020.3

Revenues
Oil, $ (17.2)%	53,751,598	66,749,766	120,501,375	1,743,896	311,171	2,055,066	60,505,781	60,505,781	183,062,219
Gas, $ (82.8)%	219,293,656	373,288,344	592,582,000	8,956,788	1,968,802	10,925,590	275,799,125	275,799,125	879,306,750
Total, $	273,045,254	440,038,110	713,083,375	10,700,684	2,279,973	12,980,656	336,304,906	336,304,906	1,062,368,969

Expenditures
AdValorem Taxes, $	12,980,542	22,648,672	35,629,211	508,709	117,350	626,059	15,987,900	15,987,900	52,243,168
Severance Taxes, $	13,952,611	24,466,113	38,418,727	546,805	126,767	673,571	17,185,182	17,185,182	56,277,473
Direct Operating Expense, $	44,751,078	103,756,484	148,507,547	1,406,972	0	1,406,972	46,934,215	46,934,215	196,848,766
Variable Operating Expense, $	22,658,215	41,293,273	63,951,496	921,765	217,673	1,139,438	28,968,154	28,968,154	94,059,078
Total, $	94,342,446	192,164,542	286,506,981	3,384,251	461,790	3,846,040	109,075,451	109,075,451	399,428,485

Investments
Capital, $	1,511,863	4,657,088	6,168,952	1,573,774	422,793	1,996,567	98,880,758	98,880,758	107,046,273

Estimated Future Net Revenues(FNR)
Undiscounted FNR	177,190,922	243,216,406	420,407,219	5,742,658	1,395,391	7,138,050	128,348,688	128,348,688	555,894,000
FNR Disc. @ 10%	99,314,711	133,933,969	233,248,672	3,060,837	901,055	3,961,892	35,280,059	35,280,059	272,490,750

Allocation Percentage by Classification
FNR Disc. @ 10%	36.4%	49.2%	85.6%	1.1%	0.3%	1.5%	12.9%	12.9%	100.0%

*Due to computer rounding, numbers in the above table may not sum exactly.

Report Preparation

Purpose of Report – The original purpose of this report was to provide Exaro with a projection of future reserves and revenues attributable to certain Proved oil and gas interests presently owned. Subsequently, the purpose of this amended report is to provide Contango with a report to be included as an exhibit in a filing made by Contango with the U.S. Securities and Exchange Commission (SEC). W.D. Von Gonten & Co. has utilized all methods and procedures it considers necessary to prepare this report. The assumptions, data, methods, and procedures utilized have been deemed appropriate by us for the purpose served by this report.

Scope of Report – W.D. Von Gonten & Co. was engaged by Exaro to estimate the reserves and revenues associated with the properties included in this report.  Once reserves were estimated, future revenue projections were generated utilizing SEC pricing guidelines.

Reporting Requirements – SEC Regulation S-X 210, Rule 4-10 and Regulation S-K 229, Item 1200 (as revised in December 2008, effective 1-1-10), and Financial Accounting Standards Board (FASB) Statement No. 69 require oil and gas reserve information to be reported by publicly held companies as supplemental financial data. These regulations and standards provide for estimates of Proved reserves and revenues discounted at 10% and based on unescalated prices and costs.  Revenues based on alternate product price scenarios may be reported in addition to the current pricing case.  Reporting probable and possible reserves is optional. Probable and possible reserves must be reported separately from proved reserves.

The Society of Petroleum Engineers (SPE) requires Proved reserves to be economically recoverable with prices and costs in effect on the “as of” date of the report.  In conjunction with the World Petroleum Council (WPC), American Association of Petroleum Geologists (AAPG), and the Society of Petroleum Evaluation Engineers (SPEE), the SPE has issued Petroleum Resources Management System (2007 ed.), which sets forth the definitions and requirements associated with the classification of both reserves and resources.  In addition, the SPE has issued Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information, which sets requirements for the qualifications and independence of reserve estimators and auditors.

The estimated Proved reserves herein have been prepared in conformance with all SEC, SPE, WPC, AAPG, and SPEE definitions and requirements.

Projections – The reserve and revenue projections represented herein are on a calendar year basis, with the first time period beginning January 1, 2015 and ending December 31, 2015.

Property Discussion

Exaro signed an Earning and Development Agreement (EDA) with Encana Oil & Gas (Encana) in April 2012 that allowed them to gradually obtain increasing levels of ownership in the Jonah field. As part of the EDA, Exaro’s interest in each well drilled prior to the April 2012 agreement (old Proved Developed Producing (PDP) wells) continued to increase as Encana drilled additional wells (new wells) within the field. Exaro’s interest in the new wells stayed constant for the life of the well. For each new well drilled within the EDA, Exaro paid for 100% and earned 32.5% of Encana’s interest in the new wellbore until Exaro was fully earned into their devoted interest. In addition, for each new well drilled, Exaro earned 0.40% interest in the old PDP wells and related leasehold if Encana’s working interest in the new well location was 100% and a proportional share if not.

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As of the date of this report, Encana has sold its ownership to Jonah Energy, LLC (Jonah Energy). Exaro notified Jonah Energy of its intent to terminate the EDA effective May 12, 2014, and thereafter participate under the existing Joint Operating Agreements (JOA’s) going forward.  Exaro currently has no locations left under the EDA. All wells are proposed under the JOA and Exaro has the right to participate for its working interest in each well.  Currently there are 181 vertical and two horizontal locations proposed to be drilled over the next five years with four being scheduled to drill each month.

Within the PNP category, Jonah Energy and Exaro have scheduled approximately 60 currently producing wells for their artificial lift program. The goal is to lower tubing into the active perfs to help reduce bottom hole pressure. The total cost will be $36,500 per well.

Production in this area is primarily from the Lance sand which can range from 8,000’ to 11,000’ in depth and approach 3000’ in interval thickness.

Exaro has divided the Jonah field into three areas based on location and production performance characteristics. The Updip area covers the western portion of Exaro’s acreage. The Downdip area covers the central and northern acreage. The Antelope area covers the acreage in the eastern portion of the field. Since the signing of the agreement, Encana has drilled 135 new wells in the Jonah field. These new wells span across the Antelope, Downdip, and Updip areas of the field. W.D. Von Gonten & Co. originally developed three type curves for these areas and applied the reserves to the upside locations scheduled in this report. Due to the increasing amount of production data available, W.D. Von Gonten & Co. decided to break the Updip section into several parts and raise the type curve in the eastern portion, leave the central portion at the original type curve and lower the western portion’s type curve.

At the beginning of 2014, Jonah Energy drilled a horizontal well in section 29 of the Antelope area. This well suffered damage caused by an altered frac fluid. It is currently producing at a gross rate of 3 MMcf/day with an EUR of 7.5 Bcf. There is a north and south location scheduled to be drilled later this year. These two locations have been included herein.

Reserves Discussion

Reserves estimates represented herein were generally determined through the implementation of various methods including, but not limited to, performance decline, analogy and type curve analysis.  Based on the amount of available data, one or more of the above methods was utilized as deemed appropriate.

Over the course of August 2013 through May 2014, 50 new wells were drilled and completed with substantially lower IP rates and estimated ultimate recoveries (EUR). Encana and Schlumberger altered a chemical additive in the frac fluids which negatively impacted the performance of the wells. At the time of this report, the frac fluid has been returned to the original formula and recent results using the original frac formula are showing a return to the EUR numbers and curves pre-August 2013.

W.D. Von Gonten & Co. reviewed diagnostic plots of wells frac’d with the original fluid and wells frac’d with the altered fluid. This diagnostic analysis used the concept of material balance time developed by W. John Lee and Tom A. Blasingame. This analysis consisted of plotting the gas production data as adjusted-pressure-normalized gas rate versus adjusted time. The wells frac’d with the altered fluid showed lower initial deliverability than the wells frac’d with the original frac fluid. As time progressed the deliverability increased for the wells frac’d with the altered fluid.

Even though the deliverability is increasing, it will never reach the level of the original frac fluid wells indicating overall poorer performance. This increase in deliverability may be the result of perforation unplugging and fractures, which were not previously connected to the wellbore, beginning to produce.

Using the diagnostic plots, W.D. Von Gonten & Co. was able to support the theory of well damage due to the altered frac fluid.

Exaro Energy III, LLC – Reserves and Revenues – SEC Pricing – October 19, 2015 - Page 3

Reserves and schedules of production included in this report are only estimates. The amount of available data, reservoir and geological complexity, reservoir drive mechanism, and mechanical aspects can have a material effect on the accuracy of these reserve estimates. Due to inherent uncertainties in future production rates, commodity prices, and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

Product Prices Discussion

SEC pricing is determined by averaging the first day of each month’s closing price for the previous calendar year using published benchmark oil and gas prices.  This method, as applied for the purposes of this report, renders a price of $94.99 per barrel of oil and $4.35 per MMBtu of gas. These prices were held constant throughout the life of the properties, as per SEC guidelines.

Pricing differentials were applied on a field basis to reflect the actual prices received at the wellhead.  Differentials typically account for transportation costs, geographical differentials, marketing bonuses or deductions, and any other factors that may affect the price actually received at the wellhead.   W.D. Von Gonten & Co. determined historical pricing differentials from lease operating data provided by Exaro representing the time period of November 2013 through October 2014.

W.D. Von Gonten & Co. included the NGL uplift within the gas price differential for the new wells. Due to existing and new contracts, the old wells do not receive the NGL uplift whereas the new wells receive the uplift for the life of each property.

Operating Expenses and Capital Costs Discussion

Projected monthly operating expenses associated with the Jonah properties were based on the review of lease operating data provided by Exaro for the time period of January through November 2014. Using the supplied data, W.D. Von Gonten & Co. applied a gross direct expense of $3,300 per month and a net variable cost of $0.53 per Mcf to every well. All direct and variable operating expenses were held constant for the economic life of the properties.

Other Considerations

Abandonment Costs – Cost estimates regarding future plugging and abandonment liabilities associated with these properties were supplied by Exaro for the purposes of this report.  As we have not inspected the properties personally, W.D. Von Gonten & Co. expresses no warranties as to the accuracy or reasonableness of Exaro’s estimates regarding abandonment.  A third party study would be necessary in order to accurately estimate all future abandonment liabilities.

Data Sources – Data furnished by Exaro included basic well information, lease operating statements, ownership, pricing, and production information on certain leases. IHS Energy archives was utilized to view the production for some of the wells included in this report.

Context – We specifically advise that any particular reserve estimate for a specific property not be used out of context with the overall report. The revenues and present worth of future net revenues are not represented to be market value either for individual properties or on a total property basis.

While the oil and gas industry may be subject to regulatory changes from time to time that could affect an industry participant’s ability to recover its oil and gas reserves, we are not aware of any such governmental actions which would restrict the recovery of the estimated oil and gas volumes represented herein. The reserves in this report can be produced under current regulatory guidelines.  Actual future commodity prices may differ substantially from the utilized pricing scenario which may or may not extend or limit the estimated reserve and revenue quantities presented in this report.

Exaro Energy III, LLC – Reserves and Revenues – SEC Pricing – October 19, 2015 - Page 4

We have not inspected the properties included in this report, nor have we conducted independent well tests. W.D. Von Gonten & Co. and our employees have no direct ownership in any of the properties included in this report. Our fees are based on hourly expenses, and are not related to the reserve and revenue estimates produced in this report.

Phillip R. Hunter, a Registered Texas Professional Engineer, and Vice President of W.D. Von Gonten and Co. Petroleum Engineering since 2004, is primarily responsible for overseeing the preparation of the reserve report.  His professional qualifications meet or exceed the qualifications of reserve estimators set forth in the “Standards Pertaining to Estimation and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers.  His qualifications include: Bachelor’s of Science degree in Petroleum Engineering from Texas A & M University 1999; member of the Society of Petroleum Engineers; member of the Society of Petroleum Evaluation Engineers; and more than 16 years of practical experience in estimating and evaluating reserve information and estimating and evaluating reserves.

Thank you for the opportunity to assist Exaro Energy III, LLC with this project.

Respectfully submitted,

Phillip Hunter, P.E.

TX #96590

Jamie Foster

Reviewed by:

W.D. Von Gonten, Jr., P.E.

TX #73244

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